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                                                                      EXHIBIT 99

           ADDITIONAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

         The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Annual Report") contains various forward-looking statements which reflect the Company's current views with respect to future events and financial results and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, the Company's views with respect to future financial results, financing sources, capital requirements, market growth, new product introductions and the like, and are generally identified by phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans" and words of similar import. The Company reminds stockholders that forward- looking statements are merely predictions which are inherently subject to uncertainties and other factors which could cause the actual results to differ materially from the forward-looking statement. Some of these uncertainties and other factors are discussed in the Annual Report. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Forward Looking Statements." In this Exhibit 99, the Company has attempted to identify additional uncertainties and other factors which may affect its forward-looking statements.

         Stockholders should understand that the uncertainties and other factors identified in the Annual Report and this Exhibit 99 do not constitute a comprehensive list of all the uncertainties and other factors which may affect forward-looking statements. The Company has merely attempted to identity those uncertainties and other factors which, in its view at the present time, have the highest likelihood of significantly affecting its forward- looking statements. In addition, the Company does not undertake any obligation to update or revise any forward- looking statements or the list of uncertainties and other factors which could affect such statements.

         This Exhibit 99 supersedes in its entirety Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. Capitalized terms not otherwise defined below have been defined in the Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has received a commitment from a financial institution for a new loan facility (the "New Facility") to refinance its existing bank loans which mature on April 15, 1998. As a result, the Company believes that it will have sufficient liquidity and capital resources to fund normal operations and pay principal and interest on outstanding debt obligations for the next year. The commitment is subject to completion of definitive loan documentation and the satisfaction of certain other customary closing conditions. The failure to satisfy these conditions and consummate the New Facility would have a material adverse effect on the Company's liquidity and capital resources.

         The Company also plans to pursue equity financing to reduce indebtedness and fund its long-term business strategy. The failure to secure equity financing could have a material adverse effect on the Company's long-term business strategy. In addition, any equity financing could result in dilution to holders of Common Stock.

RECENT LOSSES

         The Company incurred net losses of approximately $7.4 million and $503,000 for the fiscal years ended December 31, 1996 and 1997, respectively. While the majority of the losses are attributable to unusual charges such as deferred offering costs, litigation expenses, restructuring charges and merger related expenses, the Company attributes a significant portion of the losses to substantial increases during 1996 in expenditures for research and development, sales and marketing and general administration. In response, the Company implemented a restructuring during the fourth quarter of 1996 which significantly reduced operating expenses. However, there can be no assurance that the Company can restore annual profitability.



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ARBITRATION

         In July 1996, the Company acquired PSI from Digital Imaging Technologies, Inc. ("DITI"). As part of the purchase price, the Company issued to DITI a five-year warrant to purchase 875,000 shares of Common Stock at $8.00 per share. In August 1997, the Company filed a demand for arbitration against DITI with the American Arbitration Association. The Company's demand for arbitration alleges material breaches of the representations, warranties and covenants in the purchase agreement governing the PSI acquisition. DITI subsequently filed a counterclaim in the arbitration proceeding alleging that the Company misrepresented or omitted to disclose material facts in connection with the PSI acquisition. DITI had previously requested a reduction in the exercise price of the warrant but elected to seek unspecified monetary damages in the counterclaim. Although the Company does not presently anticipate any material adverse effect as a result of this arbitration proceeding, there can be no assurance that it will not have such an effect on the Company or result in additional dilution to holders of the Common Stock.

DEPENDENCE ON INSTRUMENT SALES

         The Company derives most of its revenues from the sale of two, high-priced instruments - The Yellow IRIS urinalysis workstation and the PowerGene genetic analyzer. These instruments have list prices ranging from $20,000 to $195,000 depending on the model and configuration, and relatively modest declines in unit sales or gross margins for either product line could have a material adverse effect on the Company's revenues and profits.

COMPETITION

         There are numerous companies engaged in active research and development programs within and outside of the clinical laboratory imaging systems field that have considerable experience in areas of interest to the Company. The Company cannot determine if other firms are currently engaged in potentially competitive research, and these firms could develop and introduce products comparable or superior to the products sold by Company.

RELIANCE ON SINGLE SOURCE SUPPLIERS

         Certain key components of the Company's instruments are manufactured according to the Company's specifications or are available only from single suppliers. Some of these suppliers have notified the Company that they have discontinued, or will soon discontinue, production of key components. Although, in the past, the Company has successfully transitioned to new components to replace discontinued components, there can be no assurance that the Company can successfully transition to satisfactory replacement components or that the Company will have access to adequate supplies of discontinued components on satisfactory terms during the transition period. The Company's inability to transition successfully to replacement components or to secure adequate supplies of discontinued components on satisfactory terms could have a material adverse effect on the Company.

OPTION TO ACQUIRE POLY U/A SYSTEMS, INC.

         In September 1995, the Company entered into a research and development contract with Poly U/A Systems, nc. ("Poly"), a Company-sponsored research and development entity, for development of several new products to enhance automated urinalysis ( the "Poly Products"). The Company has an option to acquire all of the common stock of Poly for an aggregate price of $5.1 million payable, at the Company's discretion, in cash or shares of the Company's Common Stock.

         If the Company elects to exercise its option, the portion of the net cost of the acquisition allocated to completed products would be capitalized and its subsequent amortization would impact future earnings. For the portion of the net cost of the acquisition, if any, allocated in in-process research and development, the Company would record a nonrecurring, non-cash (if purchased with Common Stock) charge against then current earnings. In June 1995, the Company exercised a similar option to acquire LDA Systems, Inc. ("LDA"), another Company- sponsored research and development entity, in exchange for Common Stock. At that time, it incurred a non-cash charge of $2.9 million against earnings in 1995 for the acquisition of in-process research and development related to The White IRIS leukocyte differential analyzer.

         The Company has not reached a decision to exercise its option to acquire Poly and is under no obligation to do so. However, the Company will periodically review the merits of acquiring Poly and may elect to exercise the option in the future based on factors that are subject to change. These factors include (i) the progress of research and development of the Poly Products, (ii) the Company's assessment of the commercial feasibility of the Poly Products,
(iii) the cost to acquire Poly, and (iv) the market price of the Common Stock at the time the Company considers exercising the option.


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DEPENDENCE ON KEY PERSONNEL

         The Company's success depends in significant part upon the continued service of certain key personnel, and its continuing ability to attract, assimilate and retain such personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain its key personnel or that it can attract, assimilate or retain other highly qualified personnel in the future. While the Company generally enters into agreements with its employees regarding patents, confidentiality and related maters, the Company does not have employment agreements with most of its key employees. The Company does not maintain life insurance policies on such employees. The loss of key personnel, especially without advance notice, or the inability to hire or retain qualified personnel could have a material adverse effect on the Company.

DEPENDENCE ON COMPUTER PLATFORM

         The Company currently uses the Power Macintosh computer, manufactured by Apple Computer, as the platform for its PowerGene product line. During 1997, Apple Computer released Mac OS 8, a new version of their Mac OS operating system, which has now been adopted on the PowerGene product line. Apple Computer, which had suffered significant losses in the recent past, also returned to profitability following the release of Mac OS 8 and the introduction of a new line of Power Macintosh computers based on the PowerPC 750 microprocessor. Nevertheless, there can be no assurance that future events will not cause delays in the development and/or timely supply of any new product based on this platform, and such delays could affect sales of the PowerGene product line.

DIFFICULTIES ASSOCIATED WITH INTRODUCTION OF FUTURE PRODUCTS

         The commercial success of the Company's future products and systems depends upon their acceptance by the medical community. Capital-intensive laboratory instruments such as The White IRIS and the Company's other future products can significantly reduce labor costs, improve precision and offer other distinctive benefits. However, often there is resistance to products, which require significant capital expenditures or which eliminate jobs through automation.

         There can be no assurance that the Company's new products and systems will achieve significant market acceptance in the future or that sales of such future products and systems will grow at the rates expected by management. Furthermore, new product introductions or product enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or gross margins on sales or loss of market acceptance of the Company's systems.

INTELLECTUAL PROPERTY RIGHTS

         The Company's commercial success depends in part on its ability to protect and maintain its proprietary technology. The Company has received patents with respect to certain of its technologies. Receipt of such patents may not insulate the Company from damaging competition. The validity and breadth of claims in clinical laboratory instrumentation patents involve complex legal and factual questions and, therefore, are highly uncertain. There can be no assurance that the claims allowed under patents held by the Company or under patents based on pending or future patent applications by the Company will be sufficiently broad to protect what the Company believes to be its proprietary rights, that issued patents will not be circumvented by competitors, or that the rights granted under such patents will provide competitive advantages to the Company. There also can be no assurance that other parties will not take, or threaten to take, legal action against the Company, alleging infringement of such parties' patents by current and proposed products of the Company or that any of the Company's patents, or patents in which it has licensed rights, will be held valid and enforceable if subsequently challenged.

         The Company also has trade secrets and unpatented technology and proprietary knowledge related to the sale, promotion, operation, development and manufacturing of its products. While the Company generally enters into confidentiality agreements with its employees and consultants, there can be no assurance that the Company's trade secrets or proprietary technology will not become known or be independently developed by competitors in such a manner that the Company has no practical recourse. Nor can there be any assurance that others will not develop or acquire equivalent expertise or develop products that render the Company's current or future products noncompetitive or obsolete.

         The Company also claims copyrights in its software and the ways in which it assembles and displays images and certain trademark rights in the United States and other foreign countries. There can be no assurance that copyright and trademark protection can be obtained, or if obtained, can or will be enforced or will provide significant commercial advantage to the Company.


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         Litigation regarding patent and other intellectual property rights, whether with or without merit, could be time-consuming and expensive and could divert the Company's technical and management personnel. There can be no assurance that the Company's litigation expenses will not increase in the future. Any change in the Company's ability to protect and maintain its proprietary rights could have a material adverse effect on the Company.

TECHNOLOGICAL CHANGE

         The market for the Company's systems is characterized by rapid technological advances, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success depends upon its ability to enhance its current product lines, to introduce new products that keep pace with technological developments and to respond to evolving customer requirements. Any failure by the Company to anticipate or respond adequately to technological developments by its competitors or to changes in customer requirements, or significant delays in product introduction, could result in a loss of competitiveness and revenues.
 There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely or cost-effective basis, and such failure could have a material adverse effect on the Company.

GOVERNMENT REGULATION

         Most of the Company's products are subject to stringent government regulation in the United States and other countries. The regulatory process can be lengthy, expensive and uncertain, and securing clearances or approvals may require the submission of extensive official data and other supporting information. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices, or criminal prosecution, any of which could have a material adverse effect on the Company. Furthermore, changes in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the discussion or promulgation of any additional laws or regulations could have a material adverse effect on the Company.

ACQUISITIONS AND EXPANSION

         As part of the Company's strategy to enhance and maintain its competitive position, the Company may from time to time consider potential acquisitions of complementary products, technologies and other businesses. The Company has completed a number of acquisitions in the past three years. The evaluation, negotiation and integration of acquisitions may consume significant time and resources of the Company. There can be no assurance that acquisitions will not have a material adverse effect upon the Company due to, among other things, operational disruptions, integration issues, unexpected expenses and accounting charges associated with such acquisitions.

HEALTHCARE REFORM POLICIES

         In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in ome state legislatures that would effect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payors could adversely affect the demand for the Company's current or future products and its ability to sell its products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and the Company cannot predict future legislative changes in the healthcare field or their impact on its business.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

         Certain provisions of the Certificate of Incorporation and Bylaws of the Company and the Delaware General Corporation Law (the "DGCL") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions provide, among other things, for a classified Board of Directors, for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, and for limitations on the right of stockholders to call a special meeting of stockholders and to take action without a meeting. The Company also is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.


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PRODUCT LIABILITY

         The Company's products are used to gather information for medical decisions and diagnosis. Accordingly, the manufacture and sale of the Company's products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test result. The Company has product liability insurance coverage of $1.0 million per incident and $2.0 million in assurance that the Company in the event of a product liability claim. There has not been any indication that the Company's insurance carrier will not renew the Company's product liability insurance at or near current premiums; however, there can be no assurance that the Company will be able to renew product liability insurance in the future at acceptable premiums. In addition, any failure to comply with the FDA's Good Manufacturing Practices regulations could have a material adverse effect on the ability of the Company to defend against product liability lawsuits.

CURRENCY FLUCTUATIONS

         The Company acquired a foreign subsidiary in the PSI Acquisition that conducts business in various foreign currencies. Consequently, fluctuations in exchange rates will affect the Company's future consolidated operating results and such fluctuations could have an adverse effect on the Company. The impact of future fluctuations in exchange rates cannot be predicted with any measure of accuracy and will depend on the percentage of sales generated internationally. The Company currently does not hedge the risks associated with fluctuations in exchange rates, and continues to be subject to such risks. In the future, the Company may undertake such transactions. If any hedging techniques are implemented by the Company, there can be no assurance that such techniques can be successful in eliminating or reducing the effects of currency fluctuations.